UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

March 17, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

NXP Announces Extension of Early Tender Date for Existing Secured Notes and Announces Original Early Tender Results of its Exchange Offers

Eindhoven, The Netherlands, March 17, 2009 – NXP B.V. and NXP Funding LLC (collectively, the “Issuers”) announced today that they are extending the Early Tender Date for the private offer to exchange the Existing Secured Notes listed in the table below for New Super Priority Notes to 5:00 p.m., New York City time, on March 23, 2009, upon the terms and subject to the conditions set forth in the Offering Memorandum and the accompanying Letter of Transmittal. Any capitalized terms used but not defined herein shall have their respective meanings as defined in the Issuers’ confidential offering memorandum, dated March 3, 2009 (the “Offering Memorandum”).

All of the other terms and conditions of the Exchange Offers remain unchanged, including the Early Tender Date for the private offer to exchange the Existing Unsecured Notes listed in the table below for New Super Priority Notes. The Withdrawal Deadline for both Exchange Offers remains 5:00 p.m. New York City time, on March 16, 2009 and has passed. Any tenders of Existing Notes made after the Withdrawal Deadline cannot be withdrawn.

In addition, the Issuers also announced that as of 5:00 p.m., New York City time, on Monday, March 16, 2009 (the “Original Early Tender Date”), they had received the following aggregate principal amount of tenders of Existing Notes:

Outstanding Principal Amount (in millions)	Title of Existing Notes to be tendered	Principal Amount of each Issue of Existing Notes Delivered (in millions)	Title of New Super Priority Notes to be issued	Total Consideration per $1,000 or €1,000 Principal Amount of Existing Notes Tendered prior to or on the Early Tender Date(*)	Acceptance Priority Level

$1,250	9 ½% senior notes due 2015	$239	U.S. dollar- denominated 10% super priority notes due 2013	$170	1

€525	8 5/8% senior notes due 2015	€58	Euro-denominated 10% super priority notes due 2013	€170	1

€1,000	Floating rate senior secured notes due 2013	€57	Euro-denominated 10% super priority notes due 2013	€270	2

$1,535	Floating rate senior secured notes due 2013	$109	U.S. dollar- denominated 10% super priority notes due 2013	$270	2

$1,026	7 7/8 senior secured notes due 2014	$19	U.S. dollar- denominated 10% super priority notes due 2013	$320	2

* The New Dollar Super Priority Notes will be issued in minimum denominations of $75,000 and in integral multiples of $1,000 in excess thereof. The New Euro Super Priority Notes will be issued in minimum denominations of €50,000 and in integral multiples of €1,000 in excess thereof. As a result, holders will be unable to participate in the Exchange Offers if their ownership of Existing Notes is not great enough to meet these minimum requirements.

The Issuers’ obligation to accept any Existing Notes tendered and to pay the applicable consideration for them is set forth solely in the Offering Memorandum and the Letter of Transmittal. The order of acceptance of Existing Notes will be solely determined according to the Acceptance Priority Levels mentioned in the table above and described in the Offering Memorandum.

The aggregate principal amount of New Super Priority Notes that the Issuers are offering to exchange shall not be greater than €250 million or the U.S. dollar equivalent as of the Acceptance Date (the “Maximum Exchange Amount”). The Issuers reserve the right, but are not obligated, to increase or decrease the Maximum Exchange Amount for the New Super Priority Notes.

The Exchange Offers will expire at midnight, New York City time, on March 30, 2009, unless extended or earlier terminated (the “Expiration Date”).

The New Super Priority Notes will be guaranteed by certain of the Company’s current and future material wholly-owned subsidiaries, and will be secured, subject to the terms of the security documents, on an equal basis with all secured debt outstanding under the Issuers’ senior revolving credit facility.

The Exchange Offers are being made within the United States only to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to persons that are not “U.S. persons”, as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The New Super Priority Notes to be offered have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. The Exchange Offers are not being made to any person located or resident in the Republic of Italy. This press release does not constitute an offer to sell or the solicitation of an offer to buy Existing Notes or New Super Priority Notes in any jurisdiction in which such an offer or sale would be unlawful.

The Issuers’ obligation to accept any Existing Notes tendered and to pay the applicable consideration for them is set forth solely in the Offering Memorandum and the Letter of Transmittal. Documents relating to the Exchange Offers will only be distributed to holders of Existing Notes who complete a letter of eligibility confirming that they are within the category of eligible holders for these private offers. The Exchange Offers are made only by, and pursuant to, the terms set forth in the Offering Memorandum, and the information in this press release is qualified by reference to the Offering Memorandum and the accompanying Letter of Transmittal. Subject to applicable law, the Issuers may amend, extend or terminate the Exchange Offers.

The Existing Notes are listed on the Alternative Securities Market of the Irish Stock Exchange in accordance with the rules of that exchange and an application will be made for the New Super Priority Notes to be listed on the same exchange.

Mackenzie Partners Inc. is serving as information agent in connection with the Exchange Offers. Requests by holders of both the U.S. dollar-denominated and euro-denominated Existing Notes for information, the Offering Memorandum and other documents should be directed to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, U.S.A., Attention: Glen Linde / Jeanne Carr, Toll Free: +1 800 322 2885, Tel.: +1 212 929 5500, Fax: +1 212 929 0308, E-mail: glinde@mackenziepartners.com or jcarr@mackenziepartners.com.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 30,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Investors:

MacKenzie Partners Inc.

Glen Linde / Jeanne Carr

Toll Free: +1 800 322 2885

Tel. +1 212 929 5500

glinde@mackenziepartners.com

jcarr@mackenziepartners.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 17th of March 2009.

NXP B.V.

/s/ KARL-HENRIK SUNDSTRÖM
Karl-Henrik Sundström (Chief Financial Officer)